Exhibit (d)(3)

EXECUTION VERSION

June 23, 2015

CONFIDENTIAL

You have advised the Company’s agent, Raymond James & Associates, Inc. (acting solely in its capacity as representative of the Company, “Raymond James”), that Providence Equity Partners L.L.C. (referred to as “you” or “your” as appropriate) is interested in exploring a possible negotiated transaction with a company known to each of us under the code name “Winchester” (the “Company”) (such possible transaction, the “Transaction”). In that connection, you have requested certain non-public oral and written information concerning the Company from officers, directors, employees or agents of the Company and Raymond James, the Company’s financial advisor on this matter. All such information furnished to you and your Representatives (as defined below) either on or after the date of this agreement, together with those portions of all notes, analyses, opinions, compilations, studies, interpretations, summaries, extracts or other documents or records prepared by you or your Representatives which contain or otherwise reflect from such information, are collectively referred to herein as the “Evaluation Material.”

You hereby agree as follows:

1.	You and your directors and officers (or their corporate equivalents), employees, affiliates (such term as used in this agreement in relation to you shall only mean those of your affiliates that have received Evaluation Material), agents, financial and other advisors (including, for the avoidance of doubt, counsel and accountants of the same), counsel, accountants, Permitted Financing Sources (as defined below) (including, for the avoidance of doubt, any representatives of the same) (collectively, the “Representatives”) shall use the Evaluation Material solely for the purpose of evaluating, negotiating and implementing the Transaction and shall keep the Evaluation Material confidential, except that you and your Representatives may disclose the Evaluation Material or portions thereof to those of your Representatives who need to know such information for the purpose of evaluating, negotiating and implementing the Transaction. You shall inform your Representatives of the existence and terms of this agreement and direct them to comply with all obligations in this agreement that apply to your Representatives or with which this agreement states you shall direct your representatives to comply. You shall be responsible for any breach of the provisions of this agreement expressly applicable to your Representatives by your Representatives; provided, that you shall not be responsible for a breach by any Representative that has executed a separate confidentiality agreement with the Company. If you or any of your Representatives is required (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any of the Evaluation Material or any Transaction Information, you or your Representative, as the case may be, shall (other than in the case of a routine inquiry by a regulatory authority, self-regulatory authority, stock exchange or bank examiner not directly targeting the Company or the Transaction) provide the Company with written notice of such requirement as soon as practicable after learning of it and shall furnish only that portion of the Evaluation Material or Transaction Information which you or your Representatives, as the case may be, is advised by counsel is legally required. You shall cooperate (at the expense of the Company) in efforts to obtain a protective order and otherwise exercise commercially reasonable efforts to assure confidential treatment will be accorded such Evaluation Material. As used herein, “Permitted Financing Sources” means any of your potential sources of debt or equity financing as shall have been approved in

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writing by the Company prior to any Evaluation Material or Transaction Information having been provided to such source or any of its Representatives. For the avoidance of doubt, your Representatives shall not include any debt or equity financing sources other than Permitted Financing Sources.

2.	If the Company or Raymond James so requests in writing, you shall as promptly as practicable return to the Company or destroy (at your sole election) all copies of the Evaluation Material furnished to you by or on behalf of the Company in your possession or, in the case of the possession of your Representatives, direct your Representatives to do the same. All other written Evaluation Material will be destroyed by you and all oral Evaluation Material will be held subject to the terms of this agreement. You agree to confirm in writing, if so requested by the Company, your compliance with the provisions of this paragraph once you have been requested to return or destroy all Evaluation Material. Notwithstanding the foregoing, (a) entities may retain copies of the Evaluation Material in accordance with bona fide policies and procedures implemented to comply with applicable law, regulator, professional standards or business practice and (b) compliance with this Section 2 will not limit the ongoing confidentiality and other applicable obligations under this agreement.

3.	The term “Evaluation Material” does not include any information which (i) at the time of disclosure or thereafter is generally available to the participants in the industry in which the Company primarily participates or to the public (in each case, other than as a result of a disclosure directly by you or any of the Representatives), (ii) was available to you or your Representatives without a duty of confidentiality directly or indirectly to the Company (A) prior to disclosure by the Company or (B) from a source that, to your knowledge, is not prohibited from disclosing such information to you by a contractual, legal or fiduciary obligation directly or indirectly to the Company or (iv) was or is independently developed by you or your Representatives without use of the Evaluation Material. The Evaluation Material shall remain the property of the Company to the extent it is the property of the Company prior to its disclosure hereunder and its disclosure shall not confer on you or any of your Representatives any rights (including intellectual property rights) over the Evaluation Material whatsoever beyond those contained in this agreement.

4.	Without the prior written consent of the Board of Directors of the Company, you shall not, and shall direct your Representatives not to, and to the extent the Company makes a disclosure referencing you or your affiliates, it and its Representatives shall not, disclose to any person or entity (a) that any investigations, discussions or negotiations are taking place concerning a possible transaction involving the Company and you, (b) that you have requested or received any Evaluation Material or (c) or any of the terms, conditions or other facts with respect to the Transaction, including the status thereof (collectively, the “Transaction Information”). You represent that in considering the Transaction and reviewing the Evaluation Material, you and your Representatives are acting solely on your own behalf and not as part of a group with any third parties. You will not, directly or indirectly, except with the prior written consent of the Company, enter into any oral or written agreement, arrangement or understanding with any other person, or approach or have discussions with any person that may lead to the same with any person regarding the possibility of joining in a combined proposal for a Transaction or a follow-on acquisition of part of the Company or its

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assets, and you represent and warrant that neither you nor any of your Representatives has entered into any such agreement, arrangement, understanding or discussions prior to the date hereof. Furthermore, you will not, directly or through others, enter into any oral or written agreement, arrangement or understanding (or discussions that could reasonably be expected to lead to such an agreement, arrangement or understanding) regarding the engagement of a debt or equity financing source on an exclusive basis or in such a manner that would otherwise prohibit or impede any other person from obtaining debt financing from such financing source in connection with a transaction with the Company; provided, however, that a customary non-disclosure or confidentiality agreement that does not contain an exclusivity, “lock-up”, “dry-up” or similar provision shall not be deemed to so limit, restrict, restrain or impair such financing source.

Notwithstanding any other provision of this agreement, nothing shall prohibit or restrict you from entering into a customary “tree” arrangement with a financial institution at which a deal team is working on obtaining or providing potential financing for you for purposes of the Transaction (and is not permitted to work on obtaining or providing potential financing for any other bidder pursuing a transaction involving the Company so long as other deal teams at such institution are permitted to work on obtaining or providing potential financing for other bidders pursuing a transaction involving the Company.

5.	Until the consummation of the Transaction by you or a third party, you shall not initiate or maintain contact (except for those contacts made in the ordinary course of business) with any officer, director, or employee of the Company or its subsidiaries, except with the express prior permission of the Chief Executive Officer of the Company or Raymond James. For a period of 18 months from the date hereof, you shall not, and shall not permit any of your affiliates to, directly or indirectly, solicit for employment, or hire, any person who is an employee of the Company or any of its subsidiaries with whom you or any of your Representatives have had contact or have been specifically identified to you (other than solely on an employee census) during the period of your investigation of the Company or its subsidiaries; provided that nothing herein shall restrict or preclude (a) your right to make generalized searches for employees by use of advertisements in any medium or to engage firms to conduct such searches, and from hiring employees as a result of such search, so long as such firms do not target or focus on the Company or any of its subsidiaries or (b) the solicitation for hire or hiring of any such person whose employment was terminated by the Company at least 90 days prior to such solicitation. It is understood that, unless otherwise agreed to or directed by the Company, all requests for information, tours and meetings, all questions or discussions relating to the procedures in making a proposal and all communications regarding the Transaction will be directed to Raymond James. The Company and Raymond James shall be free to conduct the process for exploring a potential Transaction, including access to Evaluation Material, as they in their sole discretion shall determine and to discontinue or change such process (including any previously announced rules or procedure), including as relates to access to Evaluation Material, at any time, for any reason and without notice to you, and none of the Company, Raymond James, or any of their respective officers, directors, employees, agents or affiliates, shall have any liability to you as a result of such process. You further understand and agree that the Company and its Representatives shall not be limited at any time or in any way from entering into negotiations and discussions with another party for a possible transaction in lieu of the Transaction or from entering into a definitive agreement with respect thereto without prior notice to you or your Representatives.

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6.	You agree that, for a period of 18 months from the date of this agreement, unless such shall have been specifically invited or approved in writing by the Board of Directors of the Company, neither you nor any of your affiliates or Representatives will in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) an acquisition of any securities (or of beneficial ownership thereof) or a material amount of the assets of the Company; (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company; or (iv) any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company; (b) form, join or in any way participate in a “group” (as defined under the 1934 Act) with respect to any of the types of matters set forth in (a) above or (e) below; (c) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in (a) above or (e) below; (d) publicly request any amendment or waiver of any provision of this agreement; (e) otherwise act, alone or in concert with others, to seek to control the management, Board of Directors or policies of the Company; or (f) enter into any discussions or arrangements with any third party (other than your Representatives) with respect to any of the foregoing.

7.	You understand and acknowledge that none of the Company, Raymond James, their respective affiliates or and the respective Representatives of the foregoing is making any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material, and each of the Company, Raymond James, their affiliates and the respective Representatives of the foregoing shall have no liability to you, any of your affiliates, any of your or your affiliates’ Representatives or any other person that may be based upon or relate to (a) the use of the Evaluation Material by you, your affiliates, or any of the respective Representatives of the foregoing or (b) any errors therein or omissions therefrom. Only those particular representations and warranties, if any, that are made in a detailed, executed, written definitive agreement in customary form with respect to the Transaction (the “Definitive Agreement”) when, as, and if it is executed, and subject to such limitations and restrictions as may be specified in such Definitive Agreement, will have any legal effect. Except for the obligations expressly set forth in this agreement or as may be set forth in a Definitive Agreement, neither you nor the Company nor any of the respective Representatives of you and the Company shall have any obligation of any kind relating to or in connection with the Transaction or any similar transaction. For purposes of this paragraph, the term “Definitive Agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral acceptance of an offer or bid on your part. You understand and agree that you are aware, and your Representatives are aware, that, under certain circumstances, the federal and state securities laws prohibit any person who has material, non-public information about a company from purchasing or selling securities of such a company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that the person is likely to purchase or sell those securities.

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8.	You hereby represent that, as of the date of this agreement, neither you nor any of your affiliates nor anyone acting on your behalf, has acquired record or beneficial ownership of any voting securities of the Company or of any securities convertible into or exchangeable for voting securities of the Company.

9.	This agreement and all controversies arising from or relating to performance under this letter agreement shall be governed by and construed in accordance with the laws of the State of New York. Upon any breach or threatened breach of the provisions of this agreement, both parties shall be entitled to equitable relief, including in the form of injunctions and orders for specific performance, in addition to all other remedies available to the non-breaching party at law or in equity. You hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the state and federal courts located in the Borough of Manhattan in the State of New York for any actions, suits or proceedings arising out of or relating to this agreement and the transactions contemplated hereby, and further agree that service of any process, summons, notice or document by U.S. registered mail to your address set forth above shall be effective service of process for any action, suit or proceeding brought against you in any such court. You hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this agreement or the transactions contemplated hereby in the state and federal courts located in the Borough of Manhattan in the State of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

10.	It is understood by the parties hereto that after you sign this agreement, the Company shall provide you with the actual name of the Company. If you inform the Company within two (2) business days after learning the actual name of the Company (the “Waiting Period”) that you will not pursue the Transaction, this agreement shall be terminated immediately, subject to paragraph 14 of this agreement, except with regard to the eighteen (18) month term set forth in paragraph 14(c). The Company shall only provide you with further Evaluation Material after the earlier to occur of: (a) the termination of the Waiting Period and (b) notification from you that you will pursue the Transaction.

11.	Subject to your observance of the confidentiality obligations set forth herein, nothing in this agreement shall prevent you from evaluating a possible investment in and/or collaborating with, or entering into any transaction with (including an investment in), or monitoring, managing, maintaining or otherwise acting with respect to an investment in, a company whose business is similar to or competitive with the business of the Company. The Company acknowledges that you deal with many companies, some of which may, independently of the Company, pursue similar or competitive paths regarding their products or services, technology and/or market development plans to those which are or may be pursued by the Company. Although you are subject to the confidentiality obligations set forth in this agreement, the occurrence or existence of such similar or competitive activities shall not by itself be cause for any action or allegation by the Company that you have failed to observe any of the confidentiality obligations set forth above.

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12.	No past, present or future director, officer, employee, member, shareholder, incorporator, partner, and/or affiliate of yours or any affiliate thereof except to the extent any of the foregoing is a party to and bound by the terms of this agreement shall have any liability for your obligations under this agreement or for any claim based on, in respect of or by reason of such obligations or their creation.

13.	For the avoidance of doubt, in the event there is any conflict, inconsistency or additional obligation between this agreement and the terms and conditions of any electronic dataroom now or hereafter applicable to you or your Representatives, the terms and conditions of this agreement shall govern and constitute the terms and conditions with respect to the access of Evaluation Material by you or your Representatives in any electronic dataroom.

14.	(a) No failure or delay by the Company in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. This agreement can only be modified or waived in writing.

(b) The invalidity or unenforceability of any provision of this letter agreement shall not affect the validity or enforceability of any other provisions of this agreement, which shall remain in full force and effect. This agreement contains the entire agreement between the Company and you concerning the subject matter hereof and supersedes all previous agreements, written or oral, relating to the subject matter hereof.

(c) This agreement and all obligations hereunder shall expire and be of no further force and effect upon 18 months from the date hereof; provided, however, that Sections 7, 9 and 14 shall survive the termination of this letter agreement.

(d) This agreement shall be binding solely upon, inure to the benefit of, and be enforceable by, each party and its respective successors and assigns.

(e) This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. This agreement or any counterpart may be executed and delivered by facsimile copies, each of which shall be deemed to be an original.

[Signature page follows]

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If you agree with the foregoing, please sign both copies of this agreement and return one to me, which shall thereupon constitute our agreement with respect to the subject matter of this letter.

Very truly yours,

By	/s/ Marc Sheinbaum
Name: Marc Sheinbaum
Title: CEO Higher One Holdings, Inc.

CONFIRMED AND AGREED AS
OF THE DATE WRITTEN ABOVE:

Providence Equity Partners L.L.C.

By:	/s/ William S. Hughes
Name:	William S. Hughes
Title:	Principal